UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

14 October 2010
Commission File Number 001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                           Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to  Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                                                       No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Diageo plc	14 October 2010

Interim management statement for the three months ended 30 September 2010

 Diageo reports Q1 organic net sales growth of 5% and reiterates that organic operating profit growth in FY 11 will improve on fiscal 2010

In the three months ended 30 September 2010 net sales were £2,063 million up 5% on an organic basis from £1,946 million in the quarter ended 30 September 2009. Net assets were £5,113 million at 30 September 2010, having been £4,786 million at 30 June 2010 mainly as a result of the net profit for the period. Net borrowings were £7,456 million at 30 September 2010 having been £6,954 million at 30 June 2010 principally reflecting movements in working capital.

Paul Walsh, Chief Executive of Diageo, commented:

‘Our first quarter performance is in line with our expectations with good volume growth and a modest improvement in the level of price/mix. The continued strong performance of all three hubs in International together with further improvement in our  performance in Asia Pacific remain the key drivers of organic net sales growth in the quarter. Diageo North America also posted stronger growth in this quarter than in the prior year. As expected we face a challenging trading environment in Greece and in Spain net sales were down markedly in comparison to the first quarter last year when there was a buy in ahead of duty increases. Northern Europe again delivered good net sales growth and Diageo’s business in Russia continues to grow strongly. Overall, however the consumer environment in Europe is slightly weaker than we experienced in the prior year. We continue to increase marketing spend behind our brands globally and build our capabilities and our sales force in the developing markets.

‘The year has started as we thought it would with a fragile economic and consumer environment in the developed markets and stronger consumer demand in the developing markets. Following our first quarter’s trading we are reiterating our guidance for improved organic growth in operating profit in fiscal 2011 compared to fiscal 2010.’

ENDS

Investor enquiries to:	Nick Temperley	+44 (0) 20 8978 4223
	Sarah Paul	+44 (0) 20 8978 4326
	Kelly Padgett	+1 202 715 1110
Investor.relations@diageo.com

Media enquiries to:	James Crampton	+44 (0) 20 8978 4613
Media@diageo.com

Forward-looking statements

This document contains ‘forward-looking statements’. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo’s strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the ‘risk factors’ contained in Diageo’s annual report on Form 20-F for the year ended 30 June 2010 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC.  All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.  Past performance cannot be relied upon as a guide to future performance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 14 October 2010	By:	/s/ J Nicholls
Name: John Nicholls
Title: Deputy Company Secretary